                                                     Filed by: ANTEC Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933

                                              Subject Company: ANTEC Corporation
                                                   Commission File No: 000-22336


         On November 13, 2000, ANTEC Corporation held an analyst meeting to provide further guidance on its acquisition of Nortel Networks' ownership interest in Arris Interactive L.L.C. and the development of a new company called Arris International Inc. The following is the slide show presented at the analyst meeting on November 13, 2000:

[PHOTO]

[PHOTO]

[PHOTO]


                               ANTEC CORPORATION
                                 (NASDAQ: ANTC)


                                  UBS Warburg
                              Fifth Annual Global
                               Telecom Conference


                           Plaza Hotel, New York City
                               November 13, 2000


                         Bob Stanzione, President & CEO
                         Jim Bauer, Investor Relations

THE NEW ANTEC

         Forward looking statements: The statements in this presentation that use such words as "believe", "expect", "intend", "anticipate", "contemplate", "estimate", or "plan" or similar expressions are forward-looking statements. Our business is dependent upon general economic conditions as well as competitive, technological, and regulatory developments and trends specific to our industry and customers. These conditions and events could be substantially different than we believe or expect and these differences may cause our actual results to differ materially from the forward-looking statements we have made or the results, which could be expected to accompany such statements. Specific factors which could cause such material differences include the following: Design or manufacturing defects in our products which could curtail sales and subject us to substantial costs for removal, replacement and reinstallation of such products; manufacturing or product development problems that we do not anticipate because of our relative experience with these activities; an inability to absorb or adjust our costs in response to lower sales volumes than we anticipate; unanticipated costs or inefficiencies from the ongoing consolidation of certain of our activities; loss of key management, sales or technical employees; decisions by our larger customers to cancel contracts or orders as they are entitled to do or not to enter into new contracts or orders with us because of dissatisfaction, technological or competitive changes, changes in control or other reasons; and inability as a result of our relative experience to deliver construction services within anticipated costs and time frames which could cause loss of business, operating losses and damage claims. The above listing of factors is representative of the factors which could affect our forward-looking statements and is not intended as an all encompassing list of such factors. In providing forward-looking statements we are not undertaking any obligation to update publicly or otherwise these statements, whether as a result of new information, future events or otherwise.

                    ANTEC + ARRIS, LLC = ARRIS INTERNATIONAL

                               FOCUSED ENERGY...


         We are focused on broadband local access. Our combined strengths enable delivery of complete network solutions as well as products for high-speed data, voice and optical infrastructure for broadband networks. Our unique optical and digital technologies will accelerate the expansion of cable telephony.

ANTEC

ON OCTOBER 18TH, ANTEC AND NORTEL NETWORKS ANNOUNCED THAT ANTEC WILL ACQUIRE NORTEL'S INTEREST IN OUR JOINT VENTURE COMPANY, ARRIS INTERACTIVE, LLC...


- ANTEC acquires Nortel's 81.25% interest in the JV for 33 million shares of the new Arris stock plus $325M in cash

-        The new Arris common stock outstanding will total 71.1 million

-        Nortel will own 46.5% of the new Arris common shares

- Existing ANTEC shareholders will own the remainder of outstanding shares

-        The new company will have a new name - Arris International

ANTEC


ARRIS INTERNATIONAL WILL BE UNIQUELY POSITIONED TO MEET INDUSTRY NEEDS FOR LOCAL BROADBAND ACCESS.

-        Ever increasing demand for bandwidth...
-        Competition in the local loop...
-        Requirement to create new revenue...

Ongoing growth will be driven by:

-        explosive demand for cable telephony - $7B in 2004*
-        installed cable telephony capacity of 12,000,000 lines
-        resurgence in international spending
-        introductions of next generation products
-        continuing domestic upgrade spending


*Cahners Report

FACILITIES


[Map of facilities around the world.]

ANTEC

THE NEW COMPANY WILL BE MARKEDLY DIFFERENT FROM THE EXISTING ANTEC WITH...

-

- 2001 pro forma revenues of ~ $1.6 to $1.7 billion

- Gross margins of approximately 30%

- Ongoing R&D investment of approximately $100 million annually

- International revenues expected to be in excess of $300 million

ANTEC

STRATEGIC RATIONALE FOR TRANSACTION OFFERS ANTEC THE
FOLLOWING POTENTIAL BENEFITS...

- Accelerates new product speed to market

- Full participation in converged service networks.

- Simplifies and clarifies customer focus and approach to market.

- Nortel Networks will be a marketing partner and a significant shareholder with two board seats

- Allows the unlocking of market valuation

END TO END SOLUTIONS--
TOTAL SYSTEM SUPPORT

[This slide depicts the entire system of the HFC Network--from the Home to the Headend. It includes pictures of the following parts and accessories: Taps, Passives, Cable Modems, Voice Ports, Line Extender, Splitter, Pedestals, Enclosures, TSP, Mini-Bridger, Optical Node, Fiber Loop, Splice Enclosures, Track Link Software, Transmitter, 1550 TX, HDT, EDFA, RF MGMT, and CMTS.]

HFC NETWORKS ARE THE MOST EFFICIENT
WAY TO PROVIDE INCREASED BANDWIDTH...

         AND ANTEC KNOWS HFC NETWORKS...
                   -----

         -- $801M 9 mos. 2000 revenues; up 38% over 1999

         -- Invented hybrid fiber coax architectures with Laser Link(TM)

         -- Everything for broadband HFC network solutions...Headend to Home

         -- World leader in cable telephony


         CABLE TELEPHONY & INTERNET                   BROADBAND & OPTICAL
         --------------------------                   -------------------
         - Cable Telephony                            - EDFA's, DWDM

         - Internet Access                            - RF Amplifiers

         - IP (Internet Protocol) Systems

         POWERING & OSP                               SUPPLIES & SERVICES
         --------------                               -------------------

         - Power Supplies                             One-Stop-Shop

         - Fiber Splice Enclosures                    for HFC Operators

         - Digital Splitters and Multi-Taps

BUSINESS MIX

MANAGEMENT ANTICIPATES THAT THE COMPANY'S REVENUE MIX FOR 2001E ON A PRO FORMA BASIS WILL APPROXIMATE THE FOLLOWING:

PIE CHART ENTITLED 2001E PRO FORMA REVENUE MIX

Optical and Broadband Transmission
(18-22%)

Cable Telephony and Internet Access
(49-53%)

Supplies and Services
(13-17%)

Outside Plant and Powering
(11-14%)

THE NEW ANTEC: FINANCIAL REPORT

REVENUE MOMENTUM CONTINUES...
DRIVEN BY DEMAND FOR BANDWIDTH AND SERVICES IN THE LOCAL LOOP

[Bar graph is for amounts from 1997 to estimate pro forma for 2001]

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THE NEW ANTEC: FINANCIAL REPORT

EARNINGS PER SHARE ALSO CONTINUES TO GROW

[Bar graph shows amounts from 1997 to estimate pro forma for 2001]

SUMMARY

[Bar graph is for estimated revenue, gross margin and diluted cash EPS for 2000 and 2001]
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GROWTH MIX

OUR STRONGEST GROWTH WILL COME FROM CABLE TELEPHONY AND INTERNET ACCESS:

PIE CHART ENTITLED 2001E PRO FORMA REVENUE MIX

Optical and Broadband Transmission
(18-22%)

Cable Telephony and Internet Access
(49-53%)

Supplies and Services
(13-17%)

Outside Plant and Powering
(11-14%)

ARRIS INTERACTIVE: #1 MARKET POSITION

Slide shows a map of the world and lists the following information about customers, locations and initial contract data:

-  Black Hills Fibercomm, South Dakota, Q399
-  AT&T, 8 cities, from Sept. 98
-  Cox, Orange Co., CA, October 97
-  Cox, San Diego, CA, June 98
-  Cox, Phoenix, AZ, Sept. 98
-  Time Warner, Rochester, NY, October 96
-  AT&T, Hartford, CT, October 96
-  Eastlink, Canada, Q3 99
-  Cox, Hartford, CT, January 98
-  Cox, Omaha, NE, December 97
-  TBA, Midwest, Q3 99
-  Otelco, Alabama, Q1 99
-  Cablevision, Long Island, NY -- July 97, Norwalk, CT, Feb. 99
-  Ironton Tel., Pennsylvania, Q2 98
-  Jones, Mid-Atlantic, Q4 97
-  Globe, Newnan, GA, March 98
-  Knology, 5 cities Southeast, July 97, Q1 98, Q4 98
-  VTR TeleFonica, Santiago, Chile, June 97
-  CBTC, Sao Paulo, Brazil, August 99
-  Cablevision, Bariloche, Argentina, December 99
-  Castell, Netherlands, Q1 99
-  TSS, Germany, Q4 98
-  Priority, Austria, Q4 98
-  SPTA, Spain, q4 98
-  CTC, Spain, Q1 99
-  Retecal, Spain, Q1 99
-  Jupiter Communications, Suginami, Japan, July 97
-  Titus Communications, Kashiwa, Japan, July 97
-  Bayantel, Manila, Philippines, July 99

                        OVER 1,000,000 LINES IN SERVICE
                              34 CITIES IN SERVICE
                            25 OPERATORS IN SERVICE
                                   >50% SHARE

  ARRIS HAS SHIPPED 12 MILLION LINES OF HDT CAPACITY AND OVER 1,000,000 VOICE
                                     PORTS.

                        OVER 1,000,000 LINES IN SERVICE

[Bar graph depicting the number of lines in service during January, March, May, July, September and November during 1997, 1998, 1999 and 2000. Each bar is also split by area as follows: NTNA, Europe, CALA, AsiaPac, Antec-AT&T, Antec-non-AT&T]

CORNERSTONE TODAY & TOMORROW

    BROADBAND LOCAL ACCESS

Slides depict the system set-up for each of the following products -- Cornerstone (R) Voice, Cornerstone (R) Data and Cornerstone (R) Voice over IP.

                          THE NEW ANTEC - CORNERSTONE

THE NEXT STEP... CORNERSTONE PACKET PORT

INTEGRATED INTERNET TELEPHONY, VIDEO, AND INTERNET ACCESS GATEWAY

-        DOCSIS 1.1

-        Outside plant hardened

-        Based on proven Cornerstone technology

-        Low "lifeline" network power consumption

-        Four traditional phone lines for Internet Telephony            [PHOTO]
         and local Ethernet connection

-        Continuous status monitoring

-        Adelphia Deployment / AT&T Trial

PACKET PORT EVOLUTION

         TERMINALS FOR BROADBAND LOCAL ACCESS

[Illustration showing an arrow pointing to the left entitled "Increasing Convergence of Services" and showing (from left to right) a Voice Port and a Cable Modem, then a Packet Port, then a Converged Services Portal and a Voice-Enabled Cable Modem]

CORNERSTONE DATA HEADEND EVOLUTION

[Illustration showing an arrow pointing from left to right entitled "Voice over IP Demands, Increasing Bandwidth per Subscriber & Increasing Reliability." Also shows the following products from left to right: CMTS 1000, IP Access System/Current Carrier Grade Headend, Multiservice Access System/2001 Carrier Grade Headend and MiniFiber Node with dCMTS/Distributed Headend.]

PROTECTING THE CUSTOMERS' INVESTMENT LEVERAGING THE INSTALLED BASE

[Illustration depicting the technical system setup for Cornerstone Voice Port(R), Cornerstone Packet Port(R) and Cable Modems & Set-top Boxes.]

PACKET PORT HOME NETWORKING

[Illustration of a home with various computer system configurations]

                           CONVERGED SERVICES PORTAL


Other Access Applications


         - Fiber
         - Wireless
         - MMDS
         - Satellite

                                    [PHOTO]

                          THE NEW ARRIS INTERNATIONAL
                          (A NEW NAME - A NEW COMPANY)


- IN CONCLUSION...

- Poised for growth, driven by the underserved demand for broadband local access.

-        The leader in Cable Telephony with an immense installed base.

-        Positioned for leadership in VoIP Technologies.

-        A more diversified international base of customers.

UNLOCKING AND CREATING NEW VALUE FOR SHAREHOLDERS!
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SEC STATEMENT

ANTEC and the new holding company, currently named Broadband Parent
Corporation, will be filing a registration statement, which will contain a proxy statement of ANTEC and a prospectus of Broadband Parent Corporation, and other documents with the Securities and Exchange Commission (SEC). Investors and stockholders are urged to read the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors and stockholders will be able to receive the proxy statement/prospectus and other documents filed by ANTEC and the new holding company free of charge at the SEC's web site, www.sec.gov, or from ANTEC Investor Relations at 11450 Technology Circle, Duluth, Georgia
30097, Attention: James A. Bauer. ANTEC and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ANTEC in connection with the realignment. Information about the directors and executive officers of ANTEC and their ownership of ANTEC stock is set forth in the proxy statement for ANTEC's 2000 annual meeting of stockholders held on May 4, 2000. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.